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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **March, 2006**

Commission File Number **28980**

ROYAL STANDARD MINERALS INC.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..**X**...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Royal Standard Minerals Inc.
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*


Date: **March 20, 2006**   **President & CEO**

* Print the name and title of the signing officer under his signature.

ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106

TSX.V:RSM

LISTED: STANDARD & POORS

OTCBB:RYSMF

RSM INTERSECTS THREE NEW GOLD ZONES AT THE GOLDWEDGE PROJECT, NYE COUNTY, NEVADA

FOR IMMEDIATE RELEASE

MANHATTAN, NEVADA, March 20, 2006, Royal Standard Minerals INC.
The potential exists for new discovery trends in two areas within the northwesterly trending structural zone based upon the results of the underground development program. A new gold zone occurs at the end of Crossscut B, approximately 35 feet west of new mineralized zone indicated in the next paragraph also for crosscut B. The zone was drilled 40 feet west of the current end of crosscut B that returned 20 feet (6 m) of grade to include 0.743 opt (24.9 g/t) gold from 10-15 feet, 0.442 opt (15.0 g/t) gold from 15-20 feet, 0.151 opt (5.17 g/t) gold from 20-25 feet and 0.084 opt (2.88g/t) gold from 25-30 feet at the B crosscut level. This zone may be related to a "new" zone that was discovered west of and separate from the current mineralized zones, that are currently under development, returned 17 feet (5 m) of 0.331 opt (10.3 g/t) gold from an RSM drill hole completed in 2004 that is located 220 feet on strike and south of the crosscut B zone, according to Qualified Person, Roland M. Larsen. This zone will be tested with two additional offset holes in preparation for extending the B crosscut into this area.

A second new zone of mineralization identified also within crosscut B is approximately 21 feet (6.3 m) in width with elevated gold values. An initial face sample across 11 feet (3.3 m) returned 0.624 opt (21.4 g/t) gold. This mineralization is believed to be the northward continuation of the gold values cut in crosscut A approximately 200 feet to the south. Currently a 10-12 feet (3.0-3.6 m) wide section on the fault is being test mined with an overall mined "muck" sample grades that have assayed about 0.20 opt (6.25 g/t) gold based upon the results of 10 bulk sample analyses.

The third new zone may also include a new structural trend of gold mineralization that is approximately 500 feet in length and is open along strike and depth. Geologic mapping has integrated this new drilling, rib and face sample data with the previous on strike drill database. Rib channel sampling in the A crosscut identified 1.23 opt (42.12 g/t) gold over 5 feet (1.5 m), underground drilling indicated 0.202 opt (6.9 g/t) over 20 feet (6.67 meters). The estimated true thickness of this zone is more than 10 feet (3.3 m). On strike toward the south the decline intersected a 20 feet in thickness fault breccia zone between the A and C crosscut containing low grade gold mineralization of 0.01 opt (0.34g/t) believed to be the continuation of this zone toward the south for 160 feet into earlier drill intercepts of 0.106 opt (3.63 g/t) and 0.124 opt (4.25 g/t) gold. This trend may also

continue north to the B crosscut where two surface drill holes intersected 0.316 opt (10.8g/t) and 0.127opt (4.4g/t) containing estimated true thicknesses of 10-20 feet (3.3-6.7 meters), according to Qualified Person, Timothy Master. Three underground drill holes are planned to further test this area.

The underground decline construction program is designed to access multiple gold mineralized zones within a northwesterly trending structural zone. A mining plan has been designed to maximize the number production headings with multiple crosscuts to access the mineralized zones as part of an effort to expand the test mining program. There are currently three crosscuts (A, B and C) developed that will provide access for multiple mine headings. A fourth access the D crosscut, will be constructed within the next 75 feet of decline development. The initial four crosscuts will then provide access to seven working drifts along the gold mineralized zones.

RSM is a Nevada gold-silver exploration company, currently the Company's 100% controlled Goldwedge project located in Nye County is its most advanced project.

The TSX Venture Exchange does not accept responsibility for adequacy or accuracy of this release as per Exchange Policy 3.3 section 6.5.

Royal Standard Minerals cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to, volatility of mineral prices, product demand, market competition, imprecision of mineral estimates, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For more information
Please call Roland Larsen, Qualified Person (NI-43-101) @ (775) 487-2454 or FAX @ (775) 487-2454
Visit our website at Royal-Standard.com